SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended


                      AEP DELAWARE INVESTMENT COMPANY II
                       (Name of foreign utility company)


                              AEP Resources, Inc.
   (Name of filing company if filed on behalf of a foreign utility company)


Please send a copy of all notices and correspondence concerning this Notice to:

                               J. D. Cross, Esq.
                      Vice President and General Counsel
                              AEP Resources, Inc.
                         1 Riverside Plaza, 20th Floor
                              Columbus, OH 43215
                                 614/223-1580


Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act") and Rule 57 thereunder, AEP Resources, Inc., an Ohio corporation ("Resources"), acting on behalf of AEP Delaware Investment Company II, a corporation organized under the laws of the State of Delaware (the "Company"), hereby notifies the Commission that the Company is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the 1935 Act.


ITEM 1

      State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

      The name and business address of the entity for which FUCO status is claimed:

      AEP Delaware Investment Company II
      c/o CT Corporation
      1209 Orange Street
      Wilmington, DE 19801

Description of Facilities:

      The Company indirectly owns and will operate a facility engaged in the generation of electricity that is currently under construction in San Luis de la Paz, State of Guanajuato, Mexico.

Ownership:

      Resources owns one hundred percent (100%) of the outstanding shares of the voting securities of the Company.

ITEM 2

      State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

      Resources is a wholly-owned subsidiary of American Electric Power Company, Inc. ("AEP"), a registered "holding company" as defined in the 1935 Act. Consequently, the following domestic "public-utility companies" are "associate companies" of the Company:

AEP Generating Company
Appalachian Power Company
Columbus Southern Power Company
Indiana-Kentucky Electric Corporation
Indiana Michigan Power Company
Kentucky Power Company
Kingsport Power Company
Ohio Power Company
Ohio Valley Electric Corporation
Wheeling Power Company

      AEP is a "holding company" with respect to each of AEP Generating Company, Appalachian Power Company, Columbus Southern Power Company, Indiana-Kentucky Electric Corporation ("IKEC"), Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Ohio Valley Electric Corporation ("OVEC") and Wheeling Power Company (collectively, the "AEP Subsidiaries"). In addition, OVEC is a "holding company" of IKEC.

      None of the AEP Subsidiaries have any relationship with the Company other than sharing AEP as a "holding company" and being an "associate company" of the Company. None of the AEP Subsidiaries paid any part of the purchase price for the Company.


EXHIBITS - Not applicable



                                  SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

AEP RESOURCES, INC.


By:/s/ Jeffrey D. Cross_______
Name:   Jeffrey D. Cross
Title:  Vice President and General Counsel


Dated: March 6, 2000